UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files the following

RELEVANT EVENT

The Board of Directors of BBVA has agreed today to appoint D. Carlos Torres Vila as member of the Board and as President & COO (“Consejero Delegado”), replacing D. Ángel Cano Fernández, who today steps down as board member and as President & COO.

The Board of Directors has also approved a new organizational structure for the Group and a new top management team. More information on the new structure and management chart is included in the press release attached.

Madrid, 4th May 2015

Press release

05.04.2015

BBVA changes its structure to accelerate transformation and boost results

☐	The Board of Directors of BBVA named Carlos Torres Vila president & COO to start a new phase in which digital transformation becomes the main strategic priority for the Group

☐	The new structure adds at the highest level critical digital disciplines required to compete in the new landscape, bringing in global talent with proven experience in such fields

☐	A new function is created with full dedication over the management of networks and operations in the countries to increase the results of the franchises of the Group. Vicente Rodero, with extensive experience in the management of the BBVA Group franchises in Spain and South America, will lead the new function

The Board of Directors of BBVA named Carlos Torres Vila president & COO at a meeting held today in Madrid, replacing Ángel Cano. The Board also approved a new organizational structure that puts digital transformation at the center of the strategy to accelerate its execution, while creating a function with the sole mission of managing the country’s networks and operations to enhance results.

“Ángel has been a great president & COO during very complex years and now we start a new phase to advance toward our goal of becoming the best universal bank in the digital age,” said Francisco González, chairman & CEO of BBVA.

Amid the disruption underway in banking, with new consumer demands, digital entrants and new business models, BBVA has defined a structure to carry out digital transformation as the Group’s top priority. After the outstanding performance achieved by the team led by Ángel Cano through the most severe financial crisis in recent history, BBVA is now making the needed changes to start the new phase.

“It has been a challenging and intense period and today BBVA is in a position of strength,” Ángel Cano said. “Carlos the ideal person to keep advancing the transformation process.” Carlos Torres Vila joined BBVA in 2008 as head of Strategy & Corporate Development, and later was named head of the global Digital Banking area. Previously, he was director of corporate strategy and CFO of Endesa. Prior to Endesa, he was partner at McKinsey & Company. Carlos Torres Vila graduated from the Massachusetts Institute of Technology (MIT) with a BS. in Electrical Engineering and a BS. in Management Science, and also holds a Law degree from the Universidad Nacional de Educación a Distancia. He earned an MBA from MIT.

Press release

05.04.2015

With his appointment as president & COO, he will be able to accelerate the digital transformation process globally and in every geography, strengthening the efforts initiated at the Digital Banking area.

“Transformation is our responsibility, a responsibility for everybody who is part of BBVA, because it will allow us to lead the banking industry and to continue the success story of this great Group,” Carlos Torres Vila said.

The new structure will strengthen the results of the franchises through a function with the sole mission of managing the country’s networks and operations. To meet that goal the new model includes the following areas:

•	Country Networks: Vicente Rodero will lead this newly created area that will be fully dedicated to managing the networks and operations of all of the countries in order to boost the results of the franchises of the Group. The country managers will now report to the head of the area. Vicente Rodero will also stay on as head of BBVA Bancomer.

•	C&IB: Juan Asúa continues as head of the wholesale banking area at BBVA.

On the other hand, the new structure adds critical competencies and global talent to compete in the new landscape, with the following goals:

•	To globally boost the development of digital products and services, taking full advantage of design, technology and information to best meet client needs, retail and corporate alike.

•	To transform the business model of each geography to offer the best solutions to our customers, deploying and adapting the global solutions to each market.

•	To accelerate cultural change at the Group toward a more flexible and agile organization and to obtain and develop intellectual capital in key disciplines for digital transformation such as digital marketing, design of customer experience, software development and big data.

To fulfill the goals, the structure has the following areas:

•	Talent & Culture: Donna DeAngelis, with extensive experience in transforming large global organizations such as Publicis Groupe as well as executive management roles in digital companies such as Digitas, will lead the area, responsible for managing talent and driving cultural change.

Press release

05.04.2015

•	Customer Solutions: Mark Jamison will lead the creation and promotion of global products and solutions, including Global Payments. The area includes customer experience, design, quality and big data. Before joining BBVA, Mark Jamison was chief digital officer of Capital One Bank, and prior to that he held key positions at companies such as Charles Schwab and Fidelity.

•	Marketing & Digital Sales: Javier Escobedo will lead e-commerce, marketing and brand management. Prior to BBVA, Javier Escobedo worked for Expedia, responsible for Hotels.com in Latin America. During his career he has held relevant roles in the development of renowned brands, such as Procter & Gamble, Microsoft and Univision.

•	Engineering: Ricardo Moreno, currently country manager of BBVA in Argentina and with ample experience in the area of Technology and Operations, and of Transformation at BBVA, will be the head of software development and of the management of technology and operations. Martín Zarich, currently head of Business Development in Argentina, will replace Ricardo Moreno as country manager.

•	The Business Development (BD): the function will be responsible in each country for retail and commercial offerings and for the deployment of global developments. BD Spain, with David Puente, and BD U.S., led by Jeff Dennes, will now report to the president & COO. The rest of the countries (Turkey, Mexico and countries in South America) will be included in BD Growth Markets, led by Ricardo Forcano, who will also report to Carlos Torres Vila. Ricardo Forcano is currently head of strategy and finance at Digital Banking.

•	New Digital Businesses: Teppo Paavola, reporting to the president & COO, continues as head of the area responsible for investing and launching new digital businesses, including BBVA Ventures, as well as promoting the collaboration with the ecosystem of startups and developers. Before joining BBVA, Teppo Paavola was head of development of global businesses and M&A at PayPal.

Regarding other areas, relevant changes include:

•	Global Risk Management: Rafael Salinas, head of risk management at C&IB with global responsibilities for large corporates’ credit portfolio and markets and counterparty risks, and with more than 10 years in risk management, takes over as head of Global Risk Management.

Press release

05.04.2015

•	Strategy & M&A: Javier Rodríguez Soler, reporting directly to the chairman & CEO, will be responsible for defining the digital transformation strategy, as well as carrying out the M&A operations and alliances of the Group.

•	The area of global retail lines of business (LOBS) & South America is reorganized. The region’s country managers, as the rest of country managers, will report directly to Vicente Rodero. Asset Management is included in Country Networks. Consumer Finance moves to Strategy & M&A to focus on the execution of alliances and joint ventures to help the franchises boost results.

•	Communications: Paul G. Tobin will head Communications.

Regarding the rest of areas of support and control there are no changes, and Jaime Sáenz de Tejada continues as the Group’s chief financial officer.

“Based on the three pillars of the Group –principles, people and innovation- and with this new phase that starts today, BBVA takes a significant step forward in its ambition to become the best universal bank of the digital age,” Francisco González said.

Press release

05.04.2015

New chart:

Contact details:

BBVA Corporate Communications

Tel. +34 91 537 53 48

comunicacion.corporativa@bbva.com

For more financial information about BBVA visit:

http://shareholdersandinvestors.bbva.com

For more BBVA news visit: http://press.bbva.com/

Press release

05.04.2015

BBVA is a customer-centric global financial services group founded in 1857. The Group has a solid position in Spain, it is the largest financial institution in Mexico and it has leading franchises in South America and the Sunbelt Region of the United States. Its diversified business is focused on high-growth markets and it relies on technology as a key sustainable competitive advantage. Corporate responsibility is at the core of its business model. BBVA fosters financial education and inclusion, and supports scientific research and culture. It operates with the highest integrity, a long-term vision and applies the best practices. The Group is present in the main sustainability indexes.

(Data related to the end of the first quarter)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: May 4, 2015	By:	/s/ Paul Tobin
Name: Paul Tobin
Title: Authorized representative